

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50527

8- 44398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2015_____ AND ENDING _____December 31, 2015_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Pacific Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____151 Kalmus Drive, Suite H8_____

(No. and Street)

____Costa Mesa____	____California____	____92626____
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Dave Swoish__   __(714) 619-3000__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Brian W. Anson, CPA_____

(Name – if individual, state last, first, middle name)

____18425 Burbank, Suite 606____	____Tarzana____	____California____	____91356____
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Dave Swoish_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Great Pacific Securities_____, as of _____ December 31 _____, 20___15____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

_____
Signature

_____
_____
Notary Public

_____C.E.O._____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Great Pacific Securities
Costa Mesa, California

I have audited the accompanying statement of financial condition of Great Pacific Securities as of December 31, 2015 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Great Pacific Securities' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Pacific Securities as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Great Pacific Securities' financial statements. The supplemental information is the responsibility of Great Pacific Securities' management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2016

2

GREAT PACIFIC SECURITIES

Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$	97,652
Account receivable		25,799
Due from Clearing firm		1,218,151
Secured demand notes		2,100,000
Other assets		27,614
Total assets	$	3,469,216

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	229,849
Accrued commissions and salaries		140,588
Accrued payroll taxes		34,467
Subordinated borrowings (Note 5)		2,100,000
Total liabilities		2,504,904

STOCKHOLDERS' EQUITY

Common stock, 1,000,000 shares authorized, no par value, 890,000 shares issued and outstanding at stated value of $.02 per share	17,801
Additional paid in capital	29,260
Retained earnings	917,251
Total stockholders' equity	964,312
Total liabilities and stockholders' equity	$ 3,469,216

GREAT PACIFIC SECURITIES

Statement of Income
For the year ended December 31, 2015

REVENUES:

Principal transactions	$ 4,169,878
Commissions	723,053
Options	15,502
Interest income	10,248
underwriting	1,235,411
Total income	6,154,092

EXPENSES:

Clearing charges	96,844
Commissions	2,024,663
Insurance	89,876
Employee compensation and benefits	2,556,068
Interest	213,574
Legal and profesional fees	45,918
Occupancy	90,000
Pension plan	292,960
Quotation	179,312
Travel and entertainment	18,252
Operating expenses	544,306
Total expenses	6,151,773

NET INCOME BEFORE INCOME TAX PROVISION	2,319

INCOME TAX PROVISION

State income tax expense	800

NET INCOME	$ 1,519

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2015

	Common Stock		Additional Paid-In Capital		Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2015	$	17,800	$	829,882	$ 5,110	852,792
Additional paid in capital		1		110,000		110,001
Net income					1,519	1,519
Ending balance December 31, 2015		$17,801	$	939,882	$6,629	$964,312

The accompanying notes are an integral part of these financial statements.

GREAT PACIFIC SECURITIES

Statement of Cash Flows
For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	1,519
Adjustments to reconcile net income to		
net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		(158,024)
Clearing firm deposit		0
Other assets		(570)
Increase (decrease) in:		
Accounts payable and accrued expenses		33,941
Accrued commissions and salaries		65,339
Accrued payroll taxes		29,527
Total adjustments		(29,787)
Net cash provided by operating actitivies		(28,268)
Investing Activities		
Net cash provided by operating activities	$	(26)

CASH FLOWS FROM FROM FINANCING ACTIVITIES

Additional capital	110,001
Dividends paid	0
Net cash used in financing activities	110,001
INCREASE IN CASH	81,707
Cash at beginning of year	15,945
Cash at end of period	$97,652

Supplemental cash flow disclosures

Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

GREAT PACIFIC SECURITIES

Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2015

Subordinated borrowings at January 1, 2015	$	1,800,000
Increases		
Issuance of subordinated notes		300,000
Subordinated borrowings at December 31, 2015		$ 2,100,000

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Great Pacific Securities (the "Company") was formed in 1990 under the laws of State of California.

The Company received its independent broker dealer registration on April 8, 1993 and is currently registered in nineteen (19) states as well as with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC), and the Municipal Security Rulemaking Board (MSRB). As of January 1, 2011, the Company was granted status as a Minority Business Enterprise.

The Company conducts business as an introducing and intermediary broker dealer. The Company trades exempt government securities on a principal basis and accepts equity securities on an agency basis. Trades are cleared on a fully disclosed basis through Broadcort, a Division of Merrill Lynch/Bank of America.

Summary of significant accounting policies

Trades are recorded on a trade date basis with related commissions income and expenses also recorded on a trade date basis.

Property and equipment purchases over $1,500 individually are capitalized. Depreciation is calculated using double declining balance method over a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Securities owned are valued at market. The resulting differences between cost and market is included in income.

The Company and its stockholders have elected S Corporation status under the federal and state tax laws. As a result, the Company is not liable for corporate income taxes and a portion of certain state income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns.

General

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Notes to Financial Statements
December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Fair Value Measurement on a Recurring Basis
As of December 31, 2015

Assets	Level 1	Level 2	Level 3	Total
Cash	$3,441,602	-	$ 27,614	$3,469,216

Assets of $3,441,602 are considered as level 1 and assets of $27,613 are considered as level 3 as of December 31, 2015.

The company is subject to taxation in the U.S. and State of California. The company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The company is no longer subject to IRS or state examination prior to 2012.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The firm does not have any adjustments that would have made comprehensive income different from net income.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report change in equity, by major components and as a single total. There were no other comprehensive income items for the year ended December 31, 2015.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 20% of the revenues were generated in the state of California.

Notes to Financial Statements
December 31, 2015

Note 2: NET CAPITAL REQUIREMENTS

As a registered broker dealer the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but at December 31, 2015 the Company's net capital of $3,009,864 exceeded the minimum net capital requirement by $2,909,864; and the Company's ratio of aggregate indebtedness $3,009,864 to net capital was 0.135, which is less than 15:1 ceiling.

Note 3: LEASE OBLIGATIONS

The Company entered into a five year operating lease for office facilities beginning September 1, 2015. Future lease payments are as follows:

Year	Amount
2016	90,000
2017	90,000
2018	90,000
2019	90,000
2020	90,000

Note 4: RETIREMENT PLAN

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its employees. Contributions to the plan are made exclusively by the Company. In 2015, the Company's pension expense totaled $292,960.

Note 5: SUBORDINATED BORROWINGS

At December 31, 2015, the Company had two subordinated notes of $1,050,000 each bearing interest of 10% per annum with a maturity date of January 17, 2017. The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule.

Notes 6: SUBSEQUENT EVENTS

The company has evaluated all material subsequent events from the consolidated balance sheet date through the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

GREAT PACIFIC SECURITIES

Statement of Net Capital
Schedule I
December 31, 2015

	Focus 12/2015	Audit 12/2015	Change
Stockholders' equity, December 31, 2015	$964,312	$964,312 $	-
Add - Subordinated borrowings	2,100,000	2,100,000	-
Subtract - Non allowable assets:			
Other assets	(54,448)	(54,448)	-
Tentative net capital	$3,009,864	$3,009,864	-
Haircuts:	-	-	-
NET CAPITAL	3,009,864	3,009,864	-
Minimum net capital	(100,000)	(100,000)	-
Excess net capital	2,909,864	2,909,864	-
Aggregate indebtedness	404,904	404,904	-
Ratio of aggregate indebtedness to net capital	14%	14%	

There were no reported differences between
the Audit and Focus at December 31, 2015.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3 (k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
22*22*******3210******************MIXED AADC 220
044398  FINRA   DEC
GREAT PACIFIC SECURITIES
151 KALMUS DR STE H8
COSTA MESA CA 92626-5971
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _14,353_

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (_6,680_)

      _8/5/2015_
      Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____

    E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ _7,673_

    G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _7,673_

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Great Pacific Securities
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _12_ day of _February_, 20 _16_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,154,093

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 145,646

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 229,384

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Income & Consulting 37,996

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) -0-

Total deductions 413,026

2d. SIPC Net Operating Revenues $ 5,741,067

2e. General Assessment @ .0025 $ 14,353

(to page 1, line 2.A.)

2

BRIAN W. ANSON
Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Great Pacific Securities
Costa Mesa, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by Great Pacific Securities and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Great Pacific Securities' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Great Pacific Securities' management is responsible for the Great Pacific Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2015, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2016

Assertions Regarding Exemption Provisions

We, as members of management of Great Pacific Securities ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

Great Pacific Securities

By:

_____, CEO
(Name and Title)

_____February 16, 2016_____
(Date)

BRIAN W. ANSON
Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Great Pacific Securities
Costa Mesa, California

I have reviewed management's statements, included in the accompanying Great Pacific Securities Exemption Report in which (1) Great Pacific Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great Pacific Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Great Pacific Securities stated that Great Pacific Securities met the identified exemption provision throughout the most recent fiscal year without exception. Great Pacific Securities' management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Great Pacific Securities' compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2016

17

GREAT PACIFIC SECURITIES

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2015

GREAT PACIFIC SECURITIES

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